

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

Steven Bronson
Chief Executive Officer
Interlink Electronics Inc.
1 Jenner, Suite 200
Irvine, CA, 92618

> **Re: Interlink Electronics Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed September 29, 2020**
> **File No. 000-21858**

Dear Mr. Bronson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John McIlvery